SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------
In the Matter of:

AMEREN CORPORATION                                SEMI-ANNUAL CERTIFICATE
UNION ELECTRIC DEVELOPMENT                        PURSUANT TO RULE 24 UNDER THE
   CORPORATION                                    PUBLIC UTILITY HOLDING COMPANY
CIPSCO INVESTMENT COMPANY                         ACT OF 1935
CILCORP INVESTMENT MANAGEMENT


File No.  70-9965
================================================================================
     Ameren Corporation ("Ameren"), a registered holding company, and its subsidiaries named above, hereby file this certificate pursuant to Rule 24 reporting on transactions authorized by the Commission by order dated June 4, 2002 (Holding Co. Act Release No. 35-27536). This certificate is filed with respect to transactions consummated during the period commencing July 1, 2003 and ending December 31, 2003.

     File No. 70-9965:
     ----------------

a. The consolidated balance sheet and twelve-month statement of income as of the end of the six-month period.

     To be filed confidentially as Exhibits Aand B under Rule 104.

b. The amount of revenues and any form of compensation received during each six-month period ending June 30 or December 31 as applicable, from any and all Tax Credit Projects directly or indirectly owned.

     Other than the annual tax credits and operating losses which lower the amount of paid taxes, neither Union Electric Development Corporation ("UEDC"), CIPSCO Investment Company ("CIC") or CILCORP Investment Management ("CIM") receive any compensation from these tax credit investments.

c. The name of each new Tax Credit Project company in which an investment was made during the six-month period and upon staff request a copy of the applicable operating agreement.

     On November 6, 2003, UEDC made an additional $1,500,000 equity commitment to the 2004 St. Louis Equity Fund, LLC. In addition, Exhibit B now consolidates the equity tax credit investments which were acquired from the purchase of CILCORP Inc. on January 31, 2003.

d. The amounts of investment made during each six-month period in the Tax Credit Projects and cumulative comparisons of the $125 million authorized in this order.

     Refer to attached Exhibit C.

e. The cumulative number of any and all Tax Credit Projects, and any other investment position in any form of non-utility assets at the end of each six-month period.

     Refer to Exhibit C for the tax credit summary and the statement of assets shown in Exhibits A and B.

The undersigned registered holding company has duly caused this semi-annual report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Ameren Corporation



By      /s/ Jerre E. Birdsong                         Date:    February 13, 2004
  ----------------------------------
            Jerre E. Birdsong
            Vice President and Treasurer

                                                                       EXHIBIT C

Ameren - Equity Tax Credit Investment Summary

     Union Electric Development Corporation (UEDC)
     ---------------------------------------------


                                                         Equity Invested as of
                                                        06/30/2003   12/31/2003
     St. Louis Equity Fund:  St. Louis, MO
                   1988 LP                             $   512,047  $   512,047
                   1990 LP                             $   484,325  $   484,325
                   1991 LP                             $   498,931  $   498,931
                   1992 LP                             $   516,461  $   516,461
                   1993 LP                             $   489,812  $   489,812
                   1994 LP                             $   491,028  $   491,028
                   1995 LLC                            $   493,400  $   493,400
                   1996 LLC                            $   591,550  $   591,550
                   1997 LLC                            $   592,714  $   592,714
                   1998 LLC                            $   495,086  $   495,086
                   1999 LLC                            $   618,117  $   618,117
                   2000 LLC                            $   509,760  $   509,760
                   2001 LLC                            $   390,993  $   390,993
                   2002 LLC                            $   178,017  $   178,017
                   2003 LLC                            $   135,000  $   135,000
                   2004 LLC                                      Note 1
     Housing Missouri, Inc: St. Louis, MO
                   1996 LLC                            $   286,956  $   286,956
                   1997 LLC                            $   286,464  $   286,464
                   1998 LLC                            $   240,933  $   240,933
                                          --------------------------------------
                                       Total UEDC:     $ 7,811,594  $ 7,811,594

     CIPSCO Investment Company (CIC)
     -------------------------------
     Illinois Equity Fund:  Springfield, Illinois
                   1992 LP                             $   500,000  $   500,000
                   1994 LP                             $ 1,000,001  $ 1,000,001
                   1996 LP                             $ 1,000,000  $ 1,000,000
                   1998 LP                             $   446,260  $   446,260
                   2000 LP                             $   103,464  $   103,464
                   2002 LP                             $    50,114  $    50,114
                   2003 LLC
     St. Louis Equity Fund:  St. Louis, Missouri
                   1999 LLC                            $   309,059  $   309,059
                   2000 LLC                            $   254,879  $   254,879
                   2001 LLC                            $   195,497  $   195,497
                   2002 LLC                            $    89,009  $    89,009
                   2003 LLC
                                          --------------------------------------
                                       Total CIC:      $ 3,948,283  $ 3,948,283

     CILCORP Investment Management (CIM) (Note 2)
     -----------------------------------
     (This is provided for informational purposes only)
     Illinois Equity Fund:  Springfield, Illinois
                   1992 LP                             $   250,000  $   250,000
                   1994 LP                             $   250,000  $   250,000
                   1996 LP                             $   250,000  $   250,000
                   1998 LP                             $   223,130  $   223,130
     Midwest Equity Fund:
                   Midwest Tax Credit Fund I           $ 1,000,000  $ 1,000,000
                   Midwest Tax Credit Fund II          $ 3,000,000  $ 3,000,000
     Banc One                                          $ 3,782,397  $ 3,882,731
     Sun America 51                                    $ 7,499,998  $ 7,499,998

                                          --------------------------------------
                                       Total CIM:     $ 16,255,525 $ 16,355,859


                   Ameren Corporation Total:          $ 28,015,402 $ 28,115,736

     Notes

   1 On November 6, 2003 UEDC signed a subscription  agreement for the SLEF 2004
     LLC fund in the amount of $1,500,000.
   2 Ameren acquired the tax credit investments held in CILCORP subisidaries in 2003 under Holding Company Act Release No. 27645, January 29, 2003 Ameren Corporation, et al. No additional tax credit investments have been made in CIM since the date of the order.

           SEC Authorized Amount             $125,000,000            Remaining
                                                                      Balance
           Commitments prior to SEC Order    $ 16,600,000           $108,400,000
           Subsequent Commitments
                    SLEF 2003 (12/19/2002)   $  1,500,000           $106,900,000
                     IEF 2003(6/6/2003)      $    500,000           $106,400,000
                    SLEF 2004 (11/6/2003)    $  1,500,000           $104,900,000